UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 Information to be included in statements filed pursuant to Rules 13d-1(b),(c), and (d) and amendments thereto filed pursuant to Rule 13d-2(b)

                               (Amendment No. 3)*


                                (Name of Issuer)
                     ---------------------------------------
                     Jardine Fleming China Region Fund, Inc.

                         (Title of Class of Securities)
                         ------------------------------
                                  Common Stock

                                 (CUSIP Number)
                                 --------------
                                    471110106

             (Date of Event Which Requires Filing of this Statement)
             -------------------------------------------------------
                                December 31, 2001

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [   ]  Rule 13d-1(b)
       [ X ]  Rule 13d-1(c)
       [   ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  471110106


(1)    Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)

       Eternity Ltd.
       John M. Templeton
--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group
       (a)        [  ]
       (b)        [  ]

--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Citizenship or Place of Organization

         Eternity Ltd. is incorporated in the Cayman Islands
         John M. Templeton is a citizen of the United Kingdom

--------------------------------------------------------------------------------
Number of                  (5)      Sole Voting Power
Shares                                      Nil
Benefici-                  -----------------------------------------------------
ally Owned                 (6)      Shared Voting Power
by Each                                    226,625
Reporting                  -----------------------------------------------------
Person With                (7)      Sole Dispositive Power
                                            Nil
                           -----------------------------------------------------
                           (8)      Shared Dispositive Power
                                           226,625
--------------------------------------------------------------------------------

(9)    Aggregate Amount Beneficially Owned by Each Reporting Person

                 226,625
--------------------------------------------------------------------------------
(10)   Check Box if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                                  [  ]

--------------------------------------------------------------------------------
(11)   Percent of Class Represented by Amount in Row 9

                 4.8%
--------------------------------------------------------------------------------
(12)   Type of Reporting Person
       Eternity Ltd.:      CO
       John M. Templeton:  IN

--------------------------------------------------------------------------------

                                    Item 1(a)

Name of Issuer:

Jardine Fleming China Region Fund, Inc.

                                    Item 1(b)

Address of Issuer's Principal Executive Offices:

100 East Pratt Street
Baltimore, Maryland 21202

                                    Item 2(a)

Name of Person Filing:

Eternity Ltd.
John M. Templeton

Eternity Ltd. is indirectly controlled by John M. Templeton, a British subject.

                                    Item 2(b)

Address of Principal Business Office:

Eternity Ltd.                               John M. Templeton
Templeton Building                          Templeton Building
P.O. Box N-7776                             P.O. Box N-7776
Lyford Cay                                  Lyford Cay
Nassau, Bahamas                             Nassau, Bahamas

                                    Item 2(c)

Citizenship:

Eternity Ltd. is a company incorporated under the laws of the Cayman Islands. John M. Templeton is a citizen of the United Kingdom.

                                    Item 2(d)

Title of Class of Securities:

Common Stock

                                    Item 2(e)

CUSIP Number:

471110106

                                     Item 3

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

   (a)  [  ]   Broker or Dealer registered under Section 15 of the Act

   (b)  [  ]   Bank as defined in section 3(a) (6) of the Act

   (c)  [  ]   Insurance Company as defined in section 3(a)(19) of the Act

   (d)  [  ]   Investment Company registered under section 8 of the Investment
               Company Act

   (e)  [  ]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

   (f)  [  ]   An employee benefit plan or endowment fund in accordance with
               Rule 13d-1(b)(1)(ii)(F)

   (g)  [  ]   A parent holding company or control person in accordance with
               Rule 13d-1(b)(1)(ii)(G)

   (h)  [  ]   A savings association as defined in Section 3(b) of the
               Federal Deposit Insurance Act

   (i)  [  ]   A church plan that is excluded from the definition of an
               investment company under Section 3(c)(14) of the Investment
               Company Act

   (j)  [  ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [X]


                                     Item 4

Ownership.

   (a)  Amount Beneficially Owned:

               226,625

   (b)  Percent of Class:

               4.8%

   (c)  Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote:                 Nil
        (ii)   Shared power to vote or to direct the vote:               226,625
        (iii)  Sole power to dispose or to direct the disposition of:    Nil
        (iv)   Shared power to dispose or to direct the disposition of:  226,625

By virtue of his indirect control of Eternity Ltd., John M. Templeton shares with Eternity Ltd. the power to vote and dispose of the shares owned by Eternity Ltd.

                                     Item 5

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


                                     Item 6

Ownership of More than Five Percent on Behalf of Another Person

                  Not Applicable


                                     Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable


                                     Item 8

Identification and Classification of Members of the Group.

                  Not Applicable


                                     Item 9

Notice of Dissolution of Group.

                  Not Applicable

                                     Item 10

Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2002


                                  ETERNITY LTD.*

                                  JOHN M. TEMPLETON, Individually as
                                  indirect beneficial owner*


Signature:                        /s/ MARGARET A. BANCROFT
                                  -----------------------------------
Name/Title:                     * By:  Magaret A. Bancroft,
                                       Attorney-in-Fact


                  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                  Agreement Pursuant to Rule 13d-1(k)(1) of the
                         Securities Exchange Act of 1934



                                    AGREEMENT

         The undersigned agree that this Schedule 13G dated February 14, 2002 relating to the Common Stock of Jardine Fleming China Region Fund, Inc. shall be filed on behalf of the undersigned.


                                 ETERNITY LTD.*

                                 JOHN M. TEMPLETON, indvidiually as
                                 indirect beneficial owner*


                                  /s/ MARGARET A. BANCROFT
                                 -----------------------------------
                               * By:  Margaret A. Bancroft,
                                      Attorney-in-Fact